82-4904

Garban Intercapital

02028255

SUPPL

4/2/2002

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RECEIVED
APR - 3 2002

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Re: ICAP plc - AVS No. 234873
Fidelity Investments

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:nj
Enclosures

dlw 4/19

Garban Intercapital
113 Pavonia Avenue
Box 634

ICAP

Memorandum

To: Charles Gregson
Michael Spencer
Jim Pettigrew
Declan Kelly
David Gelber
Mike Sheard
Edward Pank

cc: Roger Campbell (for US filing) – 001 201 386 7493
Ed Knight – Merrill Lynch – 020 7772-2919

From: Helen Broomfield

Date: 28 March 2002

Subject: **Announcement to the Stock Exchange – Liontrust**

Please find attached a copy of a letter sent to the London Stock Exchange Announcements Office today.

Kind regards

Helen Broomfield
Deputy Company Secretary

Encs.

ICAP

28 March 2002

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc - AVS No. 234873
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Liontrust Investment Services pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning Helen Broomfield on 020 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

Enc.

I:\secretarial\Jenny\Helen\Stock Exchange Announcements\Liontrust\Letter.doc

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO **234873**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **LIONTRUST INVESTMENT SERVICES LIMITED**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 16 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
		N/A	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50p EACH	**22.03.02**	**27.03.02**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3,009,780	**3%**

14. Any additional information	15. Name of contact and telephone number for queries
	HELEN BROOMFIELD **020 7463 4388**

16. Name and signature of authorised company official responsible for making this notification

Hele Broomfield

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification **28 March 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authority

I:\secretarial\Neany\Helen\Stock Exchange Announcements\Liontrust\Schedule 10.doc

→ Helen Bloomfield
Received 27/3/02

LIONTRUST

2 SAVOY COURT, LONDON WC2R 0BZ TELEPHONE: 020-7412 1700 FACSIMILE: 020-7412 1779
DEALING: 020-7412 1777 CLIENT INVESTMENT SERVICES: 020-7412 1766 E-MAIL: info@liontrust.co.uk WEBSITE: www.liontrust.co.uk

J. Pettigrew Esq.,
Finance Director,
ICAP PLC.,
Park House,
16, Finsbury Circus,
London EC2M 7UR

March 22nd. 2002

Dear Mr Pettigrew,

Disclosure of Interest – Companies Act 1985

Liontrust Investment Funds Limited is the operator of a number of authorised unit trusts, the underlying assets of which are managed by its sister company, Liontrust Investment Services Limited ("LIS"). LIS also manages under discretion some segregated portfolios, three investment trusts and two unregulated collective investment schemes.

I write to draw your attention to the fact that as at today, March 22nd, a number of these Funds (as shown below) held between them 3,009,780 Ordinary Shares of 50p each in ICAP PLC. We calculate the holding to be c.3.01% of that class of the Company's issued share capital.

I attach a list showing the breakdown between Funds.

The shares in Funds numbered 1, 3, 18, 19, 23 and 26 are registered in the name of Nortrust Nominees Ltd., of 155, Bishopsgate, London EC2M 3XS. Those in numbers 4, 5, 6, 7, 8, 11, 12, 13, 16, 17, 20, 24, 25, 27 and 28 in the name of Morgan Nominees Limited (which is the nominee company of Liontrust's custodian, Deutsche Bank A.G.), of 23 Great Winchester Street, London EC2P 2AX, those in 2 in the name of Bank of New York, One Canada Square, Canary Wharf, London E14 5AL, those in 9 and 15 in the name of State Street Nominees Limited, also at One Canada Square, Canary Wharf, London E14 5AL, those in 14 in the name of Mellon Nominees (UK) Ltd., 150, Buchanan Street, PO Box 626, Glasgow, Scotland, G1 2DY, and those in 21 and 22 in the name of HSBC Global Custody Nominees Limited, Mariner House, Pepys Street, London EC2N 4DA.

I can also confirm that:

1. The portfolios do not have an interest in any other shares in the company (within the meaning of Sections 203, 204, 205 and 208 of The Act).
2. I am not aware of any other connected persons having an interest in these shares other than as stated above, i.e., the three Funds hold their direct interest on behalf of diverse underlying investors.
3. There is no agreement or other arrangement of any sort relating to the exercise of voting or other rights attaching to the shares.

Please do not hesitate to let me know if you require any further information.

Yours sincerely,

Bill Swanson

Bill Swanson
Head of Group Compliance

Friday March 22 2002 11:4 AM

Stock Information

Stock Name ICAP PLC

	Portfolio Name	Quantity	Value	% Fund
1.	AWG Pension Scheme	140860	£1,100,821	1.51%
2.	Attica MM UK Equity	7996	£62,489	1.06%
3.	Caterpillar UK Pension Fund	29853	£233,301	1.17%
4.	First Exempt Fund	337020	£2,633,811	1.87%
5.	First Growth Fund	517704	£4,045,857	1.49%
6.	First Income Fund	220406	£1,722,473	1.94%
7.	First Large Cap. Fund	27335	£213,623	1.16%
8.	First UK Investment Trust PLC	73740	£576,278	1.49%
9.	Haliburton Pooled Pension Sch	126905	£991,763	2.55%
10.	Hedge Fund Long Portfolio	0	£0	0.00%
11.	Intellectual Capital Trust	188400	£1,472,346	2.81%
12.	~~Johnson Controls Common Fund~~	~~19960~~	~~£155,987~~	~~1.48%~~
13.	Knowledge Economy Trust	52840	£412,945	2.88%
14.	Kodak Pension Plan	126055	£985,120	1.06%
15.	Mars UK Pension Fund	134890	£1,054,165	1.49%
16.	Norcros Security Plan	81580	£637,548	1.06%
17.	Prime Exempt Fund	31358	£245,063	1.03%
18.	Rhodia Pension Scheme	72120	£563,618	1.46%
19.	Rhone Poulenc Pension Fund	129186	£1,009,589	1.49%
20.	Rockware 1999 Pension Scheme	19430	£151,845	1.06%
21.	SEI SGAF UK Growth Equity Fund	12721	£99,415	1.12%
22.	SEI SGMF UK Equity Fund	44741	£349,651	1.02%
23.	Shipbuilding Industries Fund	202220	£1,580,349	1.51%
24.	Stagecoach Grp Pension Scheme	17100	£133,637	2.86%
25.	TI Group Pension Scheme	132180	£1,032,987	1.48%
26.	Taylor Woodrow GP & PLA Scheme	80420	£628,482	1.42%
27.	The Monument Trust	30000	£234,450	1.47%
28.	Unisys Pension Scheme	152760	£1,193,819	5.36%
	Total:	3009780	£23,521,431	

Mid Price	781.5
~~**Market Cap**~~	~~£782~~
% of Company Owned	3.01 %
% Allshare	0.04 %
% FTSE	0.00 %
% Smallcap	0.00 %